# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IBIO, Inc., CIK 0001420720
CUSIP: 451033708
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 600 Madison Avenue, Suite 1601, New York, New York (NY), 10022
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001778253

## Reporting persons
- Ikarian Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,151,051; sole dispositive power 0; shared dispositive power 1,151,051; aggregate amount beneficially owned 1,151,051 (4.99% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include (i) 617,327 shares of common stock ("Common Stock") of IBIO, Inc. (the "Issuer") held by Ikarian Healthcare Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Fund"), and certain separately managed accounts (see Item 2 for more information); and (ii) 533,724 shares of Common Stock that may be acquired by the Reporting Persons within 60 days, subject to the Beneficial Ownership Limitation (as defined hereafter), upon the exercise of certain pre-funded warrants and common warrants (the "Warrants") held by the Reporting Persons. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of the Warrants, and a holder may not exercise any Warrants, to the extent that after giving effect to such issuance after exercise, the aggregate number of shares of Common Stock then beneficially owned by the Reporting Persons would exceed 4.99% of the outstanding shares of Common Stock (the "Beneficial Ownership Limitation").
  (2) The figure in Item 11 is based upon (i) 533,724 shares of Common Stock that may be acquired by the Reporting Persons within 60 days upon the conversion of the Warrants up to the Beneficial Ownership Limitation; and (ii) 22,487,308 shares of Common Stock outstanding as of November 10, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the U.S. Securities and Exchange Commission (the "SEC") on November 12, 2025.
- Neil Shahrestani: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,151,051; sole dispositive power 0; shared dispositive power 1,151,051; aggregate amount beneficially owned 1,151,051 (4.99% of the class)
  Comment: (1) The figures in Items 6, 8, and 9 include (i) 617,327 shares of Common Stock of the Issuer held by the Fund and certain separately managed accounts (see Item 2 for more information); and (ii) 533,724 shares of Common Stock that may be acquired by the Reporting Persons within 60 days, subject to the Beneficial Ownership Limitation, upon the exercise of the Warrants held by the Reporting Persons.
  (2) The figure in Item 11 is based upon (i) 533,724 shares of Common Stock that may be acquired by the Reporting Persons within 60 days upon the conversion of the Warrants up to the Beneficial Ownership Limitation; and (ii) 22,487,308 shares of Common Stock outstanding as of November 10, 2025, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on November 12, 2025.

## Item 1. Issuer
Name of issuer: IBIO, Inc.
Address of issuer's principal executive offices: 600 Madison Avenue, Suite 1601, New York, NY, 10022

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by and on behalf of each of Ikarian Capital, LLC, a Delaware limited liability company ("Ikarian Capital"), and Neil Shahrestani (together referred herein as the "Reporting Persons"). The Fund, and certain separately managed accounts managed by Ikarian Capital (collectively, the "Managed Accounts") are the record owners of the securities covered by this statement. Ikarian Capital is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and serves as investment manager to the Fund and as sub-adviser to the Managed Accounts, and may be deemed to have beneficial ownership of the securities covered by this statement through the investment discretion it has over the Fund and the Managed Accounts. Ikarian Capital is ultimately controlled, indirectly, by Mr. Shahrestani. Accordingly, Mr. Shahrestani may be deemed to indirectly beneficially own securities beneficially owned by Ikarian Capital. The Fund disclaims beneficial ownership of the shares held by the Managed Accounts. The Managed Accounts disclaim beneficial ownership of the shares held by the Fund.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Ikarian Capital, LLC, 100 Crescent Court, Suite 1620, Dallas, Texas 75201.
Citizenship: See Item 4 on the cover page(s) hereto

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 2(a) is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ikarian Capital, LLC: /s/ Neil Shahrestani, Neil Shahrestani, Sole Manager (11/14/2025)
- Neil Shahrestani: /s/ Neil Shahrestani, Neil Shahrestani (11/14/2025)
Comment: A Joint Filing Agreement is incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on November 14, 2024 by the Reporting Persons with the SEC.